UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 11, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

Greater China Intermodal Investments LLC Acquisition

On March 13, 2018, Seaspan Corporation, or Seaspan, acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC, or GCI, from affiliates of The Carlyle Group and the minority owners of GCI for total purchase consideration equal to $498.1 million, including settlement of intercompany balances, carrying value of previously held equity interest and transaction fees. The purchase price consisted of cash, Seaspan’s Series D preferred shares and Seaspan’s Class A common shares.

Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

1.	Audited financial statements of Greater China Intermodal Investments LLC for the year ended December 31, 2017, including the independent auditors’ report thereon, filed as Exhibit 99.1 hereto and is incorporated by reference herein

(b)	Pro Forma Financial Information.

1.	The unaudited pro forma financial statements of Seaspan Corporation for the three months ended March 31, 2018 and the year ended December 31, 2017 is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

(c)	Exhibits.

Exhibit Number	Exhibit Description

4.1	Agreement and Plan of Merger dated as of March 13, 2018 between Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC, and Greater China Industrial Investments LLC

23.1	Consent of Independent Auditors

99.1	Audited Financial Statements of Greater China Intermodal Investments LLC as of December 31, 2017 and for the year ended December 31, 2017

99.2	Unaudited Pro Forma Condensed Consolidated Financial Statements of Seaspan Corporation for the three months ended March 31, 2018 and the year ended December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 11, 2018	By:	/s/ Ryan Cameron Courson
Ryan Cameron Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)